Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103

www.faegredrinker.com

January 31, 2023

VIA EDGAR TRANSMISSION

Ms. Melissa McDonough

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cliffwater Corporate Lending Fund (Registration Nos. 333-257965; 811-23333)

Dear Ms. McDonough:

The following responds to the Staff’s comments that you provided by telephone on January 5, 2023, regarding the review of the N-CSR filed by Cliffwater Corporate Lending Fund (the “Registrant” or the “Fund”) for its fiscal period ended March 31, 2022.

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Registrant’s response.

1.	Comment: Please supplementally explain why footnote No. 7 of the Senior Securities table on page 65 of the Fund’s Form N-CSR is affixed to each row of the table.

Response: The Registrant respectfully notes that the aforementioned footnote was intended to be informational and generic in nature. The Registrant notes that, with the recent implementation of Rule 18f-4 under the Investment Company Act of 1940 (the “Rule”), footnote No. 7 will no longer be utilized. However, the Registrant will endeavor to tie footnotes to specifically applicable items in the future.

2.	Comment: Please supplementally confirm that the Fund was in compliance with the Rule as of August 19, 2022.

Response: The Registrant so confirms.

3.	Comment: The financial highlights that are included in the Registrant’s Form N-CSR state that they are consolidated; however, the financial highlights that are included in the Registrant’s registration statement filed on Form N-2 do not state the same. In future filings on Form N-2, please include disclosure to state that the financial highlights are consolidated.

Ms. Melissa McDonough

January 31, 2023

Response: The Registrant confirms that it will include disclosure in future registration statement filings made on Form N-2 to state that the financial highlights are consolidated, when applicable.

4.	Comment: Please supplementally explain why paid-in-kind interest is not displayed as non-cash in the Statement of Cash Flows. (See Accounting Standards Codification (ASC) 230-10-50-3 and ASC 230-10-50-4).

Response: The Registrant respectfully notes that paid-in-kind interest was netted between “Dividends and Interest” and “Purchases of Investments” in the Operating Activities section of the Statement of Cash Flows. The Registrant will break this out as a separate category in future filings.

5.	Comment: Please supplementally explain where the change in deferred tax liabilities is captured in the Statement of Cash Flows.

Response: The Registrant respectfully notes that the change in deferred cash liabilities is included within the “Purchases of Investments” category in the Operating Activities section of the Statement of Cash Flows. The Registrant began breaking this out as a separate category in the semi-annual report and will continue to do so in future filings.

6.	Comment: In future filings on Forms N-CSR and N-2, please include the disclosure required by Item 4(3), Instruction 5 of Form N-2.

Response: The Registrant confirms that it will include the disclosure required by the aforementioned instruction in future filings on Forms N-CSR and N-2.

7.	Comment: Please supplementally confirm that all figures reflected in the Senior Securities table on page 65 of the Fund’s Form N-CSR have been calculated to comply with (i) Accounting Standards Update No. 2015-03 (“ASU 2015-03”) and (ii) the applicable section of the November 17, 2015 meeting minutes of the American Institute of Certified Public Accountants (AICPA) Investment Companies Expert Panel.

Response: The Registrant respectfully notes that the Senior Securities are being shown net of deferred offering costs as required by ASU 2015-03.

The Registrant further notes that the Asset Coverage calculation is being calculated net of deferred offering costs, which is not consistent with the guidance of the AICPA Investment Companies Expert Panel. Adding deferred offering costs back to the Senior Notes results in an Asset Coverage figure of $11,373 versus the $11,376 figure shown on the N-CSR for the fiscal period ended March 31, 2022. The Registrant confirms that it will conform with the guidance of the AICPA Investment Companies Expert Panel going forward.

Ms. Melissa McDonough

January 31, 2023

8.	Comment: In future filings on Form N-CSR, please disclose the term of office for each trustee in a footnote to or within the Trustees and Officers table.

Response: The Registrant confirms that it will include the requested information in future filings on Form N-CSR.

9.	Comment: The Staff notes that the Registrant’s Form N-CEN, for the period ended December 31, 2021, was filed late. The Staff reminds the Registrant of the importance of making timely filings and that any future delays that are caused by a third-party should be disclosed in the Form 12b-25 filing.

Response: The Registrant acknowledges the Staff’s comment and affirms that it understands the importance of timely filings. The Registrant further confirms that it will endeavor to make filings timely and, to the extent that any future delays are caused by a third-party, ensure that the Form 12b-25 filing so states.

10.	Comment: Please supplementally confirm that the signature date(s) on any future amended filings on Form N-PORT will reflect the updated date of filing.

Response: The Registrant so confirms.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer

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